VIA EDGAR

March 15, 2023

Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549-7010

Attention: Eiko	Yaoita Pyles

 Melissa Gilmore

RE:	Eagle Materials Inc.

Form 10-K for Fiscal Year Ended March 31, 2022

Filed May 20, 2022

File No. 001-12984

Ladies and Gentlemen:

On behalf of Eagle Materials Inc. (the “Company”), this letter responds to the comment from the staff of the Division of Corporate Finance of the Securities and Exchange Commission (the “Staff”) contained in your letter dated March 6, 2023 in connection with your review of the Eagle Materials Inc. Form 10-K for the fiscal year ended March 31, 2022. For your convenience, we have reproduced the Staff’s comment below and then set forth our response.

Form 10-K for the Fiscal Year Ended March 31, 2022

Management Discussion and Analysis of Financial Condition and Results of Operations Fiscal Year 2022 vs Fiscal Year 2021 Results by Segment, page 43

1.

We note that you present net revenue for certain of your segments, which excludes freight and delivery costs billed to customers. This appears to be a non-GAAP measure that would be considered individually tailored and have the effect of changing the recognition and measurement principles applied in accordance with GAAP. Please explain to us how you considered Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Division of Corporate Finance

Securities and Exchange Commission

March 15, 2023

Company Response

In the tables summarizing the results of operations of certain of its segments, the Company has historically included a line item labeled net revenue, which represents the mathematical result of subtracting freight and delivery costs from gross revenue, as reported. The intent of this presentation has not been to change the recognition and measurement principles applied in accordance with GAAP or to substitute an individually tailored non-GAAP measure for the appropriate GAAP measure. In fact, our presentation has always shown the appropriate GAAP measure in a line item appearing above net revenue. Moreover, the narrative discussion of segment results that follows the tables has focused solely on the GAAP measure, and has not mentioned or discussed changes in net revenue or the reasons for the same. We believe this information is helpful in understanding the nature of our sales arrangements with customers in each segment, and we do not believe it is misleading, particularly given the context in which it is presented.

Nevertheless, in light of the Staff’s comment, in future filings, the Company will no longer disclose net revenue for any of its segments.

If you have any questions or further comments, please contact me by email at ckesler@eaglematerials.com, or by phone at (214) 432-2013.

Very truly yours,

/s/ D. Craig Kesler

D. Craig Kesler

cc:	Michael Haack

Matt Newby

William R. Devlin